February 9, 2022

Kyle Wiley

Staff Attorney

Joshua Shainess

Legal Branch Chief

Office of Technology

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-3561

Re: The Arena Group Holdings, Inc., formerly known as theMaven, Inc., Pre-Effective Amendment No. 3 Registration Statement on Form S-l filed February 9, 2022, File No. 333-262111

Dear Messrs. Wiley and Shainess:

On behalf of our client, the Arena Group Holdings, Inc., formerly known as theMaven, Inc. (the “Company”), we have set forth below the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff’) of the U.S. Securities and Exchange Commission (the “Commission”) delivered to me by you telephonically on February 8, 2022, with respect to the Company’s Registration Statement referenced above. We thank you in advance for all the efforts the Staff has made to assist the Company with finalizing the Registration Statement in the hope of getting effective on or around 4:00 pm Eastern on February 9, 2022.

Please note that effective February 9, 2022, the Company’s name was changed; the contemplated reverse stock split was effected and the Company’s Common Stock began trading on the NYSE American as more fully disclosed in the Pre-Effective Amendment No. 3 (“Registration Statement”). Thus, we have made some conforming changes not previously discussed with you but previously disclosed in the Registration Statement. Further conforming changes are intended to be made in the final Rule 424B prospectus.

Kyle Wiley

February 9, 2022

In connection with the comment regarding the Company’s PowerPoint updated since the filing of Pre-Effective Amendment No. 2 (the “Investor Presentation”) and in response to your comments, the Investor Presentation is attached as Appendix A to the Registration Statement. Further to your comments regarding consistency of the updated Investor Presentation, the disclosure contained therein conforms in all material respects to the other portions of the Registration Statement. Note further that the following changes have been made to the Appendix and updated accordingly in the Registration Statement (in addition to confirming any variances between the prior correspondence, dated February 7, 2022, the Investor Presentation and the Registration Statement):

●	Slide 2 (reflecting the Company’s name change)
●	Slide 3 (reflecting the Company’s name change and uplist to the NYSE American)
●	Slide 5 (two minor text edits)
●	Slide 13 (changed charts)
●	Slide 15 (changed charts)
●	Slide 16 (changed chart)
●	Slide 19 (changed multiple for The Arena Group to 1.5x)
●	Slide 20 (changed multiple for The Arena Group to 1.5x)
●	Slide 21 (changed FD shares, Equity value, Enterprise value and multiple)
●	Slide 25 (changed chart)
●	Slide 26 (eliminated chart, dropped last bullet)

To further aid the Staff’s review, we have prepared the chart set forth immediately below that reflects the meaningful changes made to the Registration Statement that vary from the PowerPoint to the Investor Presentation. To address the Staff’s concern regarding consistent time periods in the PowerPoint, this necessarily resulted in certain variances. As noted, the primary cause of the variances is the conformity of the reporting period reflected. The remaining variances demonstrate that the Company reflected more conservative information about its performance in the PowerPoint than was actually the case, now reflected in the Investor Presentation.

Slide #	Content	Original Disclosure	Amended Disclosure
5	Scale with O&O and Partnerships	83% LTM overall audience growth	71% digital audience growth in 2021
5	Scale with O&O and Partners	71% digital audience growth in 2021	71% digital audience growth in 2021 Q4 YoY
5	Financial Results & Future	44% LTM revenue growth	44% 2021 revenue growth
5, 13	Gross Profit	178%	195%
8	Sports Illustrated Monthly Average Unique Users	+230% December YoY Sports Illustrated Unique User Growth	217% Q4 YoY Sports Illustrated Unique User Growth
8, 25	The Street Digital Subscriber Growth	+35% Q3 2019 vs Q3 2021	-14% Q4 YoY
8, 25	The Street Pageview Growth	+43% Q4 2021 vs Q3 2021	-26% Q4 YoY

Kyle Wiley

February 9, 2022

8, 25	The Street Facebook Engagement Growth	+400% YoY	+514% Q4 YoY
8	The Street Monthly Average Unique Users	+54% December 2021 vs. November 2021	-24% Q4 YoY
8	FanNation Pageview Growth	+85% December YoY	+100% Q4 YoY
8	Fadeaway World Revenue Growth	+500% December 2021 v. May 2021	+488% Q4 YoY
8	Fadeaway Pageview Growth	+360% December 2021 v. December 2020	+261% Q4 YoY
9	Revenue Growth	Revenue 37% Q4 YoY	Digital Revenue 46% YoY
9	RPM	39% Q4 YoY	71% YoY
9	Digital Audience Growth since December 2020	83%	Revised metric to 16% growth in Monthly Average Unique Users
9	Sports Vertical Growth in Monthly Average Unique Users	+47M	Revised metric to a percentage 104% YoY
10	Incremental Margin and Digital Revenue Growth Rate	75% incremental margin and 46% digital revenue growth rate	Removed box, Incremental Margin Non-GAAP
13	Quarterly Revenue	Q1’19 thru Q4’21 Chart with Q4’20 vs Q4’21 % growth	Q4’20 vs. Q4’21 $ and % growth
13	Quarterly Digital Revenue	45% growth rate Q4 2020 v. Q4 2021	41% growth rate Q4 2020 v. Q4 2021
13	Quarterly Digital Revenue	$25.9 million digital revenue for Q4 2020	$22.3 million digital revenue for Q4 2020
13	Quarterly Digital Revenue	Q1’19 thru Q4’21 Chart with Q4’20 vs Q4’21 % growth	Q4’20 vs. Q4’21 $ and % growth
14, 20	Incremental Margin	5% incremental margin	Removed, Non-GAAP
15	Consistent Growth Across KPIS	All 4 charts: Q1’20 thru Q4’21 Chart with Q4’20 vs Q4’21 % growth	All 4 charts: Q4’20 vs. Q4’21 $ and % growth
16	Monthly Partner Revenue Trend	Jan’20 through Dec ‘21 Monthly partner revenue	Annual 2020 vs 2021 partner revenue $ and % growth
19, 20	The Arena Group multiple	1.6x	Changed to 1.5x
21	Fully Diluted Shares Outstanding	16,228,352	16,022,083
21	Equity Value	$205,288,653	$202,679,350
21	Enterprise Value	$286,838,782	$281,552,764
25	Case Study: Finance Vertical	Q4’19 through Q4’21 quarterly subscriber data	Changed to Q4’20 vs Q4,21
26	Efficiency	15% yield	Removed bullet point
26	The Spun Monthly Traffic	Jan’21 through Dec’21 monthly chart	Removed chart
27	Sports Illustrated Highest Social Traffic	271% Q4 2021 v. Q3 2021	186% Q4 2021 v. Q4 2020
27	Sports Illustrated National Quarterly Pageviews	359% growth November v. Monthly Average January – October 2021	121% growth Q4 2021 v. Q4 2020

Kyle Wiley

February 9, 2022

Finally, other changes suggested by the Staff in our telephone call to various parts of the disclosure can be found in the Explanatory Note on page (i); the Recent Development section beginning on page 2; Key Performance Indicators on page 5; “RISKS RELATED TO AN INVESTMENT IN OUR SECURITIES” – “You should rely only on statements made in this prospectus in determining whether to purchase our shares;” “We may have contingent liability arising out of a possible violation of the Securities Act, in connection with the Original PowerPoint which we furnished as Exhibit 99.2 to our Current Report on Form 8-K, and the Current Report on Form 8-K/A, filed with the Commission on January 31, 2022, and February 1, 2022, respective” on page 17 and page 35.

If you have any questions or comments concerning these responses, please do not hesitate to call Company’s counsel, Jeffrey Berg of Baker & Hostetler LLP at (310) 442-8850. We look forward to speaking with you as early as possible on February 9, 2022, so that we may address any concerns or questions that you might have and still meet our goal of going effective on or around 4:00pm Eastern and pricing this transaction tomorrow.

Very truly yours,

/s/ Baker & Hostetler LLP

Baker & Hostetler LLP